Filed by Atlantic Coast Airlines Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12 and 14d-9

of the Securities Exchange Act of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.

Commission File No.: 0-21976

For Immediate Release

Atlantic Coast Airlines Advises Stockholders to

Take No Action at This Time in Response to Mesa’s Exchange Offer

DULLES, Va. – October 14, 2003 – Atlantic Coast Airlines Holdings, Inc. (“ACA”) (Nasdaq: ACAI), advised its stockholders to take no action at this time in response to Mesa Air Group, Inc.’s (Nasdaq: MESA) announcement that it intends to commence an unsolicited exchange offer for all the outstanding shares of ACA and a consent solicitation to ACA’s stockholders. ACA’s Board of Directors, consistent with its fiduciary duties and in consultation with its financial advisor and legal counsel, will meet in due course to review and discuss Mesa’s exchange offer and thereafter will advise stockholders of its position regarding the offer.

About Atlantic Coast Airlines

ACA currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. The company also operates charter flights as ACA Private Shuttle. ACA has a fleet of 146 aircraft—including 118 jets—and offers over 830 daily departures, serving 84 destinations.

On July 28, 2003, ACA announced it anticipates that its longstanding relationship with United Airlines will end, and that it will establish a new, independent low-fare airline to be based at Washington Dulles International Airport.

Atlantic Coast Airlines employs over 4,800 aviation professionals. The common stock of Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about ACA, visit our website at www.atlanticcoast.com.

Additional Information

Prior to any request for the stockholders of Atlantic Coast Airlines to take any action with respect to the Mesa proposal, appropriate filings shall be made with the SEC, which filings may include proxy statements, a Schedule TO and/or a Schedule 14D-9. These filings will contain important information about the Mesa proposal and ACA’s position regarding the Mesa proposal. You are urged to read them carefully before taking any action or making any decision with respect to the Mesa proposal. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines Holdings, Inc., 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

In the event that proxy statements are ultimately filed by ACA, ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s proxy statement for its 2003 annual meeting, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

Forward Looking Statement

Statements in this press release and by company executives regarding the proposal received by the Company from Mesa Air Group, Inc. and other matters may contain forward-looking information about the Company. A number of risks and uncertainties exist which could cause the Company’s actual performance to differ materially from information provided by the Company or its executives. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the offer on the Company’s operations. Other risks and uncertainties relating to the Company’s business and operations include those referred to in the Company’s report on Form 10-Q for the quarter ended June 30, 2003.

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Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com